Exhibit 99.(e)(3)

Fiscal Strategy Report

20 May 2010

Fiscal Strategy Report

Overview

The way in which the Government raises revenue and the means by which it spends it have significant impacts on the economy as well as the Government’s accounts.

This Government’s fiscal strategy is designed to support our wider economic growth objectives.

The short-term aim of the fiscal strategy is straightforward — to return to surplus as quickly as is practical. The fiscal outlook has improved since Budget 2009 last year because growth is picking up more quickly than expected, and because of Budget 2009 decisions to restrain spending growth and postpone tax reductions. However, even with continuing spending discipline and economic growth forecast to strengthen, the operating balance before gains and losses is expected to remain in deficit until 2015/16.

The Government is committed to further improvement. Each year of deficit means an increase in public debt and higher debt servicing costs and increases the vulnerability of the Crown and the economy to further shocks. This vulnerability is heightened at present as the global financial and economic crisis means more countries are seeking to borrow more, and there is increased concern from investors about the risk around government debt.

Last year the Government absorbed some of the impact of the recession and protected New Zealanders from the hardest edges of recession. Low public debt levels provided a buffer. A key fiscal objective is to restore this bulwark against external shocks and return net public debt to 20% of Gross Domestic Product (GDP).

Balancing the books and lowering debt provides choices around future fiscal policy and better prepares the country for future shocks, the ongoing pressures on spending and revenue and with the impacts of demographic change.

In the 2010 Budget Policy Statement (BPS) the Government indicated that Budget 2010 would set out the next steps in the Government’s economic growth strategy while continuing the emphasis on sound public finances.

The Government’s focus is on rebalancing the economy towards more sustainable growth. The fiscal strategy is designed to complement our growth framework, which is based around six policy drivers: a better regulatory environment for business; improved skills and education; quality infrastructure; innovation and business support; improved public sector performance; and tax.

Addressing economic imbalances and helping shift the make-up of growth from the non-tradable to the tradable sector means constraining the growth in government expenditure. Expenditure and debt control help maintain strong credit ratings and improve the cost and access to capital for business. Government fiscal discipline eases the pressure on monetary policy and allows interest and exchange rates to sit at lower levels than they otherwise would.

The most obvious change to the way in which fiscal strategy is being used to drive growth is in the Budget tax package. Tax changes are designed to deliver a sustainable future revenue stream and to shift the balance of the tax system towards those taxes that are less harmful to growth. The tax changes that take effect from 1 October 2010 will lift the real incomes of the vast bulk of households and improve the fairness of the tax system.  The tax package will improve incentives to save and help direct investment into more productive areas. Growth in the productive areas of the economy is the best way of reducing the current economic imbalances.

The other contribution this Budget makes to accelerating economic growth is through better delivery of government services.  New spending has largely been directed to areas of frontline social services, notably health and education, and the drivers of growth: infrastructure and innovation. We intend delivering good value from new spending. We also want to drive increased value from the $70 billion of existing spending.  This Government aims to increase productivity in the public sector rather than growth in public sector spending.

Better fiscal management also requires taking a far more comprehensive approach to managing the Crown balance sheet. Adopting this approach means we are looking at all of the Government’s $217 billion of assets and $118 billion of liabilities to ensure our investments and risks are managed effectively. Poor returns from these assets cost the taxpayer as much as higher operating expenditure.

The Fiscal Plan

Decisions for Budget 2009 were made during the global financial and economic crisis. In the 2009 Fiscal Strategy Report (FSR), we set out a plan that balanced short-term support for the economy with steps to deliver a prudent fiscal position in the medium to long term. Our view of a prudent fiscal position still accords with the long-term objectives set in Budget 2009 for the five fiscal variables (expenses, revenue, operating balance, debt and net worth). We have retained those objectives, with a modification to the wording of the debt objective, and Budget 2010 delivers the next step in the plan for working towards those objectives.

Last year the Government significantly slowed the rate of expenditure growth, reducing its new operating allowance in Budget 2009 from $1.75 billion to $1.45 billion. It also committed to meeting new initiatives from within a maximum operating allowance of $1.1 billion, increasing at 2% each year from 2011/12.

The plan outlined in Budget 2009 got the balance about right. New Zealand has weathered the crisis better than many major economies and the fiscal outlook has improved since last year’s Budget and the half-yearly update. The expected peak in net debt has fallen from 36% in Budget 2009 to a peak of 27% in the current projections. The operating balance before gains and losses was last year expected to be in deficit until 2018/19 but now we expect to return to surplus in 2015/16.

While the economy is now growing again, risks remain. The 2010 Budget Forecasts are based on the expectation that our main trading partners will recover this year, though a further downturn could occur. In this event, the global economy is likely to be less resilient given the higher debt and weaker balance sheets of governments and the limited capacity of monetary and fiscal policy to help given current settings. New Zealand households are similarly stretched, with high debt to income ratios and the country’s net overseas liabilities around 90% of GDP.

These outcomes reflect the unbalanced nature of growth over the past decade. Household consumption boosted by borrowing, and increased government expenditure have been the major areas of growth.  Government spending grew over 50% in the five years to 2009, more than twice the nominal economic growth. By contrast, real output from exporters and import-competing industries, often termed the tradable part of the economy, is now about 12% smaller than in 2005.

These trends highlight the multiple challenges that faced Budget 2010. Not only did the Budget need to be fiscally responsible, and take steps to begin to reduce vulnerabilities, it also needed to help switch resources back towards the more productive sectors and reverse the decline in long-term growth rates.

A Focus on Growth

Lifting the growth potential of the economy will involve changes across a range of areas. The Government is pursuing a medium-term growth agenda based around six policy drivers: a better regulatory environment for business; improved skills and education; quality infrastructure; innovation and business support; improved public sector performance; and tax.

We need to shift the focus of the economy towards productive investment, saving and exports and away from consumption, borrowing and government spending. To achieve this shift, the Government is taking action on a number of fronts: tax reform to improve incentives to save; controlling government expenditure to help reduce government debt; and managing the resources used by the public sector more efficiently to free up resources for the tradable sector.

Tax Reform will Help Lift our Growth Potential

A core aim of the Government is to boost the productivity and income growth of New Zealanders.  Taxes have pervasive effects on behaviour, and often change behaviour in ways that undermine economic performance.  Poor tax system design can create incentives that worsen imbalances in the economy.

Taxes are needed to fund a wide range of valuable government services and income support.  One virtue of good expenditure control is that it reduces pressures for tax increases, leaving more income in the hands of taxpayers.

However, the current fiscal situation and the need to continue to provide quality government services precludes simply cutting tax rates.  Any reduction in taxes must be funded by additional revenues from elsewhere.  Therefore the Government has developed a broadly fiscally-neutral tax package; in fact the package is forecast to be slightly revenue positive from 2013/14 onwards.

Figure 1 — Operating revenue

Source:  The Treasury

In broad terms, the package uses revenue from increases in GST, the removal of tax preferences on buildings and other depreciable property and tougher thin capitalisation rules on foreign investment to fund across-the-board reductions in personal income taxes, and a lower company tax rate.  The package is designed to boost growth by:

•            improving incentives to work, upskill, train and save

•            improving the financial incentives to remain in, move to or invest in New Zealand, and

•            addressing tax preferences on depreciable property, particularly rental housing, that have distorted the current pattern of investment in New Zealand.

In addition the package contains a range of measures aimed at improving the fairness of the tax system.  Action is being taken to improve the integrity of the tax system by reducing opportunities for taxpayers to design their tax affairs to unfairly access low tax rates or social support.

The reductions in personal tax rates more than fully compensate for the extra GST that income earners will pay on their after-tax consumption.  Beneficiaries and superannuitants will be permanently compensated for the increase in GST by increases in benefits and superannuation payments.

By shifting the burden of taxation on to less internationally mobile tax bases, the tax package is also designed to improve the long-term sustainability of the fiscal position.

The Government has updated the current revenue strategy to reflect the changes resulting from the tax package (see Annex 1).

Improving rewards from work

The package reduces all income tax rates.  Even after allowing for the higher GST rate, real after-tax incomes from working will increase.  This will raise incentives to seek or remain in paid work, and boost incentives for workers to increase their incomes through education, training, on-the-job learning and promotion. New Zealand has one of the most internationally mobile labour forces in the OECD. According to OECD data, about 17% of highly skilled workers born in New Zealand now live overseas.  Boosting real take home pay will help attract and retain talented workers.

Reducing economic imbalances

New Zealand has run persistent current account deficits on its external balance of payments over a long time period.  These current account deficits reflect an imbalance between national saving, which comprises the combined saving of households, businesses and government, and total investment undertaken by businesses and government in tangible and intangible capital, and households in new housing.  Current account deficits need to be funded offshore and persistent deficits have accumulated into a high level of external borrowings that make the economy vulnerable to changes in international investor sentiment.  Lower income tax rates will help build a greater pool of national savings over time, which will reduce our reliance on foreign capital with consequent benefits for the current account and for local investment over the long term.

This imbalance of saving and investment has developed over decades and will not be fixed overnight.  However, this package reduces tax rates on personal income, including returns on savings, and lowers the tax rate on savings vehicles and companies to 28%.  This is expected to boost household saving rates.  These lower tax rates reward saving and investment, while the base broadening measures will lessen the incentives to make tax-directed investment and help direct investment to those areas that are more productive from the national perspective.  This will boost productivity and create jobs.

Expenditure Control

Expenditure control is a key tool for improving the fiscal position and helps address issues around the composition of economic growth. Our commitment is to live within the $1.1 billion operating allowance and future capital allowances. The capital allowance for the next four years is $1.39 billion per annum, which is different to the profile incorporated into Budget 2009. The Government is considering a new approach to resolving weathertight homes issues and has taken the prudent approach of keeping aside some resources for a contingency as it is likely that a solution will involve a Crown contribution.

Living within the allowances limits the near-term increase in debt, while providing the opportunity to make measured and permanent changes to expenditure programmes.

Budget 2010 has operated successfully within the combined operating and capital limits. A combination of baseline savings and reprioritisation means we are also redirecting a further $1.8 billion to higher-value spending across the next four years of the forecast period.

New spending is largely in health and education. The majority of Votes did not receive any new funding from the operating allowance. The Budget package also contains initiatives designed to contribute to our growth strategy, including around $1 billion over four years to support key infrastructure projects such as ultra-fast broadband and the electrification of the Auckland rail network. Further funding is going to support research, science and technology and other initiatives as part of the Medium-Term Economic Growth Agenda.

Continuing to remain within the $1.1 billion limit on new spending over time will become increasingly challenging but it is vital we succeed.

Controlling the growth in government spending will have real tangible benefits for the people of New Zealand. Gross debt(1) is forecast to increase by $24 billion over the next four years which will cost an increasing amount to finance, particularly given that New Zealand usually has higher real interest rates than other countries. Staying within the $1.1 billion operating allowance and future capital allowances will limit the build-up of debt and hence financing costs. Figure 2 shows finance costs peak at just under $6 billion per year, representing over $1,200 for every person in New Zealand. As conditions permit, we want to reduce this amount.

Figure 2 — Finance costs

Source:  The Treasury

Figure 3 — Net international investment position

Note:  As at 30 June 2009.

Sources:  IMF, Statistics New Zealand, Ministry of Finance Japan, The Treasury

(1)   Gross sovereign issued debt excluding Reserve Bank settlement cash and bank bills.

Concerns around the world about sovereign risk emphasise the importance of maintaining the strength of the Crown balance sheet, particularly in light of New Zealand’s high net foreign liabilities (see Figure 3). It is both government debt and total external debt that have raised concerns in countries like Greece and Portugal. New Zealand has one of the highest net foreign liability positions in the world — reflecting a combination of household, business and government debt. Low government debt before the crisis had been one of the offsetting considerations to both international investors and rating agencies when they were assessing the country’s riskiness.  It is important that the Government reduces its debt levels, and as discussed, the Government’s fiscal and economic policy provides the opportunity for households to do the same.

The Government’s fiscal actions can also have an effect on businesses and households because of the link between fiscal and monetary policy. The increase in government spending that occurred between 2005 and 2008 led to tighter monetary policy. This meant higher interest rates and a higher exchange rate than we otherwise would have had. Now, because the Government is reducing the fiscal stimulus created by government spending, monetary policy is likely to be looser than it otherwise would have been. That means lower interest rates and/or a lower exchange rate than otherwise.

Controlling the growth in government expenditure will allow productive resources to flow to those parts of the economy which are most able to enhance the country’s growth potential. Figure 4 shows the recent poor performance of our tradable sector relative to the non-tradable sector. Growth in the non-tradable sector was driven by increasingly high government spending from 2005 to 2008. This put considerable pressure on interest and exchange rates, and by absorbing scarce resources hindered the growth of the export sector.

Figure 4 — Tradable and non-tradable GDP

Source:  The Treasury

Figure 5 — Operating expenses

Source:  The Treasury

The 2009 FSR identified the significant increases in spending that can occur outside the operating allowance, such as higher benefit costs. It is important that we get better discipline and accountability over this spending, while also allowing the so-called automatic stabilisers, such as spending on unemployment benefits, to help absorb shocks to the economy. We previously signalled that we were intending to investigate spending rules used in other countries to determine whether these approaches could help us achieve our spending control objectives. We found that these rules can be complex to implement as they usually have exceptions for cyclical expenditure and other volatile spending items. We have concluded that many of the objectives of the spending rules implemented by other countries are achieved by our cap on new spending. The current system is working reasonably well so additional or alternative mechanisms are not required.  Instead we will reconsider various aspects of our current approach to fiscal management to improve our ability to scrutinise increases in expenditure which at present are not charged against the operating allowance.

Better Stewardship of Public Resources

One of the aims of this Government is delivering good-quality services efficiently. To achieve this aim it is essential that the Government prudently manage the taxpayers’ resources. Doing so effectively is not just about balancing the books. It is also about encouraging efficiency and innovation in public service delivery and about taking care of the balance sheet. A balance sheet perspective complements the already strong focus on the major sources of the Crown’s financial claims and obligations — its tax revenue and spending plans.

Better, Smarter Public Services

The focus remains on delivering better and smarter public services for less. The Government is a significant part of the economy. Core Crown expenses are 35% of GDP, and together, central and local government spending is equivalent to about 45% of GDP, so it is important that it works as efficiently as possible in delivering the right public services in the right way. Delivering top-quality services and regulatory settings is the way the public sector contributes to private sector productivity.

Figure 6 shows how important it will be to get better value from our existing spending in the future. The $1.1 billion operating allowance is only a small fraction of the $70 billion that the Government will spend in 2010/11 on providing its core services. While the $1.1 billion will add up over time, getting better value out of the amounts we are already spending is increasingly important.

Figure 6 — Sources of growth in government expenditure

Source:  The Treasury

The challenge of working within the cap on new spending means that the pressure on departments to innovate and prioritise will intensify in coming years. Most agencies will see no additional funding for several years. Chief Executives will need to make enduring and significant changes to the way they operate, including reorganising their back office administrative functions, if they are to deliver the services the public wants.

Across government this will mean exiting from low-value expenditure and looking for new ways to deliver higher-quality services more efficiently. This is not an easy task. The Government will work with the public sector to change approaches, expectations and ways of thinking. We already have a cap on non-frontline full-time equivalent staff numbers as the Government’s focus is ensuring resources are targeted at front-line services.

The Government will continue to review spending and examine potential gains from cross-agency approaches to delivering common functions such as administrative and support services. As part of the Better Administrative and Support Services (BASS) programme, a range of administrative and support functions including finance, ICT, procurement, human resources and a range of corporate and executive services are being benchmarked at 11 agencies from across the State sector.  This work will identify opportunities for reducing the cost and strengthening the efficiency and effectiveness of these services, and future phases will act on these opportunities.  A similar process has been initiated in the health sector specifically looking at District Health Boards.

Changes to the organisation of the State sector can also enhance effectiveness. Recent examples are the amalgamations of the Ministry of Research, Science and Technology and Foundation for Research, Science and Technology; New Zealand Food Safety Authority and Ministry of Agriculture and Forestry; and the National Archives, National Library and Department of Internal Affairs. These three amalgamations will reduce staff numbers across these agencies by up to 55 and realise savings of up to $20 million over three years.

A key reason for these shifts is better service delivery for customers. We want people to receive what they need in ways that achieve better results. For example, both the Ministry of Social Development and Inland Revenue are looking at ways to transform transactional services for customers through improved online services. We also want to enable the social sector to achieve better results by being more flexible and responsive to the needs of communities, not just to deliver contracted outputs. The Whānau Ora programme is an example of this approach.

Delivering sustainable performance improvements and better value for money requires high-quality performance information. The Government is working to improve the quality of performance information across the public sector.

One specific example is the Government’s development and release of additional information on tax expenditures. Tax expenditures are targeted preferential tax treatments, such as a tax credit or exemption, used to achieve a specific policy objective. Tax expenditures place pressure on other government spending. Improved transparency around tax expenditures will allow them to be assessed in a similar way to other forms of government spending. The information identifies and, where possible, quantifies tax expenditures that exist within the tax system. The tax expenditure information is available at http://www.treasury.govt.nz/budget/2010/taxexpenditure.

The return to fiscal surplus and the focus on better, smarter public services are also important for ensuring the long-term sustainability of New Zealand’s fiscal position. Ongoing cost pressures, and demands from the public for continued improvements in health and other services will be compounded by the ageing population. As discussed in the Treasury’s 2009 Long-term Fiscal Statement, the first of the baby-boomers turn 65 next year, with the proportion of the total population that is over the age of 65 expected to almost double over the next 40 years. This is significant because this age group already receives around a quarter of total government spending, predominantly via New Zealand Superannuation payments and health services. Similar challenges are being faced to varying degrees in most developed economies.

To minimise the impact of increased spending related to the ageing population on future taxes it is necessary to start saving now by running fiscal surpluses and using the surplus to either pay down debt or build up financial assets such as the New Zealand Superannuation (NZS) Fund. This highlights that the need for fiscal restraint, efficiency gains and ongoing reprioritisation is not just a near-term phenomenon, but will be a necessary feature of New Zealand’s economic and social landscape for the next few decades.

Better Balance Sheet Management

Effective management of existing Crown assets is important if we are to realise our economic goals and deliver better public services. The Government is putting in place mechanisms to ensure that government agencies manage their infrastructure assets effectively over their whole life, recognising that making better use of existing infrastructure is just as important as investing in new assets. The Government expects greater efficiency from the management of existing assets at all levels of government.

For the Government to make effective investment decisions, it requires the right information. We need to build up a set of information that will enable us to have a comprehensive overview of the assets and liabilities on the Government’s balance sheet and the movements in those values. This information could form the basis of a regular statement of the Government’s investment intentions over the short to medium term.  Student loans are a good example of the need for increased transparency around the Government’s assets and liabilities.  The governance and accountability for these is currently split across agencies and across reporting documents.  It is difficult for the public to get a clear view on how well the $10 billion (nominal) value of the loan portfolio is being managed and what it is costing the taxpayer.  A stocktake or regular report would set out this sort of information for significant assets across the balance sheet.

The Crown balance sheet as at 30 June 2009 consisted of $217 billion of assets and $118 billion of liabilities.  The assets can be categorised as:

•            social assets (around 45%); largely physical assets held for social purposes, such as roads, state housing, schools, hospitals and national parks

•            financial assets (around 30%); largely cash and debt and equity securities held by the New Zealand Debt Management Office (NZDMO), Reserve Bank of New Zealand and the Crown financial institutions to meet future expenditure and as a buffer for future shocks, and

•            commercial assets (around 25%); held by the State-Owned Enterprises (SOEs) and Air New Zealand, predominantly electricity generation and transmission assets.

Crown liabilities are dominated by debt issued by the NZDMO and future payments for accident compensation.  Some liabilities are quite uncertain, such as any potential losses associated with the Retail Deposit Guarantee Scheme. Further fiscal risk is created by contingent liabilities which sit off the balance sheet, such as the Crown’s potential obligations in the event of a major natural disaster.

The assets and liabilities that the Crown holds expose it to a range of fiscal risks that need to be managed.  Different parts of the balance sheet have different risk profiles that reflect their different characteristics.  The overall strength of the balance sheet helps to manage fiscal risks by acting as a buffer against fiscal pressures, such as an economic downturn or an ageing population.

Forecast changes to the balance sheet

The shape of the balance sheet will alter over time depending on government decisions on where to allocate capital and other policy decisions. The major changes in the forecast period reflect the Government’s focus on infrastructure and the decision to suspend contributions to the NZS Fund.

Figure 7 — Changes in assets over the forecast period

Source:  The Treasury

Over the forecast period, assets are forecast to increase in value by $32 billion (about 15%).  About $11 billion of this is in social assets, largely in roads; $16 billion in commercial assets, mainly in electricity generation and transmission; and about $5 billion in financial assets.

Decisions to increase Crown assets need to be well considered, because, as with all spending it is current or future taxpayers who bear the cost. Investment in social assets over the next few years is expected to be largely funded from debt, while some investment is funded by specific taxes. Investment in commercial assets is largely financed by cash generated by each of the SOEs, at the expense of dividends received by the Crown.

Despite the large increase in asset values, net worth will continue to decline over the next five years reflecting the impact of operating deficits.

The Government is looking to improve efficiency from its asset holdings.  An efficiency saving of 1% on the Crown asset base equates to $2.2 billion of value.

In the 2009 FSR we signalled a number of initiatives that would help encourage better performance from the Government’s assets and help manage risk. We have:

•             started to change asset management practices and performance in capital-intensive agencies and this improvement focus will continue. The Government has commissioned capital-intensive public sector organisations to provide 10-year intentions for capital expenditure to allow more informed decisions on capital allocation. The Government’s first National Infrastructure Plan reinforces this focus. It is aimed at improving planning, decision-making and management of infrastructure in order to maximise economic benefits. It identifies current and future bottlenecks and gaps that might require action

•             introduced more active monitoring of SOEs and Crown financial institutions. The Government has placed tighter commercial disciplines on SOEs (including public Annual General Meetings, continuous disclosure, more transparent Statements of Corporate Intent and more robust dividend policies).

•             enhanced the quantification and reporting of financial risk.  A New Zealand Treasury working paper was published in December 2009 which presented results from a newly developed quantitative model of the Crown’s exposure to risk(2). The Treasury is also implementing an improved risk monitoring framework which draws upon a wide set of information about risks to which the Crown could be exposed.

These initiatives are part of a long-term strategy to improve the performance of public sector assets. We will continue to use techniques such as public-private partnerships and contestability to enable the Crown to benefit from private sector disciplines, to create better incentives and to mitigate risks to the Crown. We are also considering adjustments to the way in which the Crown provides depreciation funding across government departments and Crown entities to reinforce the need for sound through-life asset management for certain long-lived and expensive assets.

Long-term Objectives

The assets and liabilities in the Government’s balance sheet combine in the measure of net worth. One of the Government’s key objectives is to reduce debt and improve net worth as a buffer against economic and fiscal shocks of the type experienced by New Zealand during the global economic and financial crisis. We want to reduce net debt back to below 20% of GDP as soon as is practical which means bringing forward the time at which the operating balance before gains and losses returns to surplus.

Figure 8 — Net worth and net worth excluding social assets

Source:  The Treasury

The long-term objectives set last year continue to reflect our view of the levels of the fiscal variables (expenses, revenue, operating balance, debt and net worth) necessary to achieve a prudent long-term fiscal position (see Annex 2).  These objectives are consistent with the principles of responsible fiscal management as set out in section 26G(1) of the Public

(2)     T Irwin and O Parkyn (2009) “Improving the Management of the Crown’s Exposure to Risk” New Zealand Treasury Working Paper 09/06.

Finance Act (1989) and support the Government’s growth agenda. However, the net debt objective was set at a time when debt was projected to remain just above 30% of GDP at the end of the projection period in 2023. The actions the Government has taken and the faster than expected recovery in the economy have improved the debt projections in the year since that objective was set. The Government now wants to refocus attention on the longer-term aim of getting net debt below 20% of GDP by the early 2020s and highlight that we will work towards achieving that level sooner as conditions permit. There has been a minor change to the wording of the objective for net debt to reflect that change in focus.

The charts show projections of key fiscal variables over the period to 2023/24. This is the period to which the long-term objectives relate. The projections up to 2013/14 are based on the economic and fiscal forecasts in the Economic and Fiscal Update 2010.

From 2014/15 onwards the projections are based on the assumptions outlined in Annex 3 of this document.

Figure 8 shows the path of net worth and net worth excluding social assets, while Figure 9 shows the path of net debt. These figures show the deterioration owing to the recession and the results of our actions to restore them consistent with the long-term fiscal objectives.

Figure 9 — Net debt

Note:   Net debt defined as core Crown net debt excluding the NZS Fund and advances

Source:  The Treasury

The net worth and net debt indicators are both useful measures of fiscal sustainability because they represent different aspects of that concept. Unlike net debt, the net worth indicators eliminate holdings between core Crown and other parts of the Crown. The net worth indicators also capture changes in non-financial asset and liability values, which are important because movements in those variables can ultimately place a burden on future taxpayers. For example, when the value of the Accident Compensation Corporation’s assets falls and its outstanding claims liability rises there is normally an increase in payments from the Crown to the Accident Compensation Corporation. This type of potential impact is the reason we are increasing our focus on the balance sheet. It means we also need to increase our focus on the underlying reasons behind movements in the net worth indicators when we consider the objective for the net debt fiscal anchor.

One of the factors that has allowed New Zealand to come through the global financial crisis relatively well was its good starting position in terms of both debt and net worth. Now that the economy is on the road to recovery we need to continue with the plan of controlling the growth in government expenditure to minimise the build-up of debt and run-down of net worth. We need to rebuild the capacity for debt and net worth to provide a buffer against future events. Some of these future events we know about and need to plan for, like the demographic changes that start to build towards the end of the projection period. Some events are less certain and predictable, like the next downturn or a shock such as a natural disaster, but they could have a dramatic effect on the economy if they happen. The Government has to consider all of these risks and be prepared for them by ensuring it maintains a sound financial position.

We set our objective of positively improving the debt curve last year and the actions the Government has taken have ensured we continue to see forecast reductions in public debt levels over time. In fact, we are projected to reach our longer-term target of net debt of 20% by 2021/22. This does not mean we can afford to relax fiscal settings. Debt will continue to rise while the operating balance is in deficit. Figure 10 shows the total Crown operating balance before gains and losses in 2010/11 is forecast to be -4.2% of GDP. This reduces steadily over future years, reaching surplus in 2015/16. While this is reasonable given the shock we have experienced, getting back to surplus sooner and reducing the peak of debt will help curtail the build-up of debt and associated financing costs. Managing with net debt around the long-term target of 20% and rebuilding net worth will mean we are better placed to deal with any shocks.

Figure 10 — Operating balance

Source:  The Treasury

These are the reasons the Government is committed to living within the $1.1 billion operating allowance and future capital allowances. The intention is to apply any higher than expected revenue to reduce the operating deficit and reducing borrowing requirements.  Once we have the deficit and debt under control we will have more choices about how to address longer-term policy challenges discussed in the section above.

Figure 11 — NZS Fund contributions

Source:  The Treasury

One of those choices will be to restart contributions to the NZS Fund. In the 2009 FSR the Government decided to suspend contributions until we return to a sufficient operating surplus. We are currently projecting contributions to restart in 2018/19. Under the Fund formula, this means that withdrawals from the Fund commence one year earlier than expected in the 2009 Half Year Economic and Fiscal Update.  Because of the current fiscal position we are not expecting to make any additional or one-off contributions before the restart date.

The following table summarises the expected path of the fiscal variables over the forecast period to 2014 and selected points over the projection period to 2024.

Table 1 — Summary of fiscal variables

% of GDP	2009 Actual	2010 Forecast	2011 Forecast	2012 Forecast	2013 Forecast	2014 Forecast	2015 Projection	2016 Projection	2020 Projection	2024 Projection
Core Crown revenue	32.2	29.8	29.6	29.9	30.3	30.7	30.7	30.9	31.3	31.8
Core Crown expenses	34.7	34.2	34.7	33.1	32.9	32.4	31.7	31.1	29.6	28.4
Total Crown operating balance(a)	-2.1	-3.7	-4.2	-2.5	-1.9	-1.3	-0.2	0.6	2.5	4.2
Net debt(b)	9.3	14.1	19.6	23.0	25.3	26.5	27.4	27.0	23.0	14.1
Net worth	54.0	50.9	43.9	39.8	37.0	34.8	33.8	33.7	39.3	51.6
Net worth excluding social assets	-1.0	-3.9	-8.7	-11.0	-12.4	-13.0	-12.9	-11.8	-2.7	12.5

Notes:	(a)	Operating balance before gains and losses
	(b)	Net core Crown debt excluding the New Zealand Superannuation Fund and advances

Conclusion

The fiscal position has improved from last year, owing to the economy returning to growth and the positive impact of Budget 2009 decisions to restrain new spending and postpone tax reductions. However, even with continuing spending discipline and economic growth forecast to strengthen, the operating balance before gains and losses is expected to be in deficit until 2015/16. The short-term aim of the fiscal strategy is straightforward — to return to surplus as quickly as is practical. Each year of deficit means an increase in public debt and higher debt servicing costs and increases the vulnerability of the Crown and the economy. Balancing the books and lowering debt provides choices around future fiscal policy and better prepares the country for future shocks, the ongoing pressures on spending and revenue as well as those that will occur with demographic change.

Hon Bill English

Minister of Finance

20 May 2010

Annex 1

Revenue Strategy

Government’s objectives for the tax system

The Government is committed to building a stronger economy and increasing productivity.

The tax system should be as fair and efficient as possible in raising the revenue required to meet the Government’s needs.  The Government supports a broad-base, low-rate tax system that minimises economic distortions.

The Government considers these goals are best supported by a tax system that:

•             maintains revenue flows to pay for valued public services and reduce debt

•             responds to New Zealand’s medium-term needs in a planned and coherent way

•             biases economic decisions as little as possible - which allows people to work, save, spend or invest in ways that they believe are best for them

•             rewards effort and individuals’ investment in their own skills

•             has low compliance costs and low administrative costs

•             minimises opportunities for tax avoidance and evasion, and

•             shares the tax burden as fairly as possible.

The Government’s strategy is to raise revenue in ways that meet these objectives.

Relationship with economic and fiscal strategy

This revenue strategy has been produced as part of the strategic phase of the generic tax policy process.  It supports the Government’s economic and fiscal strategy.  In particular, it is consistent with returning to fiscal surplus as quickly as practical in order to maintain prudent levels of government debt, while providing the right incentives to achieve stronger and more sustainable economic growth.

The Government has implemented two rounds of personal tax cuts and is committed to further fiscally neutral reductions in income tax rates as the economic and fiscal conditions allow. Maintaining revenue flows is particularly important in the current economic environment.  The Government will consider whether there are other desirable revenue-enhancing measures to help finance further reductions in tax rates consistent with the medium-term goal of reducing and aligning personal, trust and company tax rates.

Tax policy work programme

The tax policy work programme is designed to implement the Government’s revenue strategy. It will deliver tax policy:

•             consistent with a broad-base, low-rate tax system that raises revenue in the most efficient manner to support the medium-term goal of reducing and aligning personal, trust and company tax rates at a maximum rate of 30%

•             appropriate for the current economic situation

•             that is simple and certain, and

•             that supports New Zealand as an internationally competitive economy.

The Government recognises that, over the longer term, the tax system will need to adapt to the effects of population ageing and increased international mobility of people, capital and businesses on the revenue base.

A tax policy work programme will continue to be released publicly.

Government commitments

The Government, through its confidence and supply agreements with United Future and ACT, is committed to:

•             a desirable medium-term goal of reducing and aligning personal, trust and company tax rates at a maximum rate of 30% as favoured by United Future (and included in the confidence and supply agreement with ACT), and

•             supporting appropriate legislation on income splitting to First Reading in Parliament (United Future agreement).

Annex 2

Long-term Fiscal Objectives and Short-term Fiscal Intentions

The Government’s long-term objectives are not materially different from the 2009 FSR. There has been a minor change to the wording of the net debt objective to refocus attention on the Government’s longer-term aim of getting net debt below 20% of GDP.

Table A2.1 — Long-term fiscal objectives

2010 FSR

Debt

Manage total debt at prudent levels. Over the short to medium term it is prudent to allow an increase in debt to deal with the current economic and fiscal shock.

However, we need to ensure that this increase is eventually reversed and that we return to a level of debt that can act as a buffer against future shocks.

We will do this by ensuring that net debt remains consistently below 40% of GDP, and is then brought back to a level no higher than 20% of GDP by the early 2020s. We will work towards achieving this earlier as conditions permit.

Operating balance

Return to an operating surplus sufficient to meet the Government’s net capital requirements, including contributions to the New Zealand Superannuation Fund, and ensure consistency with the debt objective.

Operating expenses

Reduce the growth in government spending to ensure operating expenses are consistent with the operating balance objective.

Operating revenues

Ensure sufficient operating revenue to meet the operating balance objective.

Net worth

Ensure net worth remains at a level sufficient to act as a buffer to economic shocks. Over the medium term, net worth will continue to fall as the impact of the global financial crisis unfolds. Consistent with the debt and operating balance objectives, we will start building up net worth ahead of the demographic change expected in the mid-2020s.

Note: the first two paragraphs of the debt objective in the 2009 FSR were the same as above. The 2009 FSR debt objective then read:

“We will do this by ensuring that net debt remains consistently below 40% of GDP, and is brought back to around 30% of GDP no later than the early 2020s.

Over the longer term, we consider that it is prudent to have net debt closer to 20% of GDP and we will work towards this as conditions permit.”

The Government has revised its short-term fiscal intentions from those in the 2010 BPS, as set out in Table A2.2 below.  The revised short-term fiscal intentions are consistent with the 2010 Budget Forecasts.  The revised short-term fiscal intentions are also consistent with the revised long-term fiscal objectives and the principles of responsible fiscal management and reflect the Government’s view of prudent debt over time.

Table A2.2 — Short-term fiscal intentions

2010 FSR	2010 BPS

Debt

Gross sovereign-issued debt (including Reserve Bank settlement cash and Reserve Bank bills) is forecast to be 35.3% of GDP in 2013/14.

Core Crown net debt (excluding NZS Fund and advances) is forecast to be 26.5% in 2013/14.

Debt

Gross sovereign-issued debt (including Reserve Bank settlement cash and Reserve Bank bills) is forecast to be 38.8% of GDP in 2013/14.

Core Crown net debt (excluding NZS Fund and advances) is forecast to be 29% in 2013/14.

Operating balance

Based on the operating allowance for the 2010 Budget, the operating deficit is forecast to be 3.5% of GDP in 2010/11. The operating deficit is forecast to be 0.3% of GDP in 2013/14. This decrease is consistent with the long-term objective for the operating balance.

Operating balance

Based on the operating allowance for the 2010 Budget, the operating deficit is forecast to be 2.6% of GDP in 2010/11. The operating deficit is forecast to be 1.2% of GDP in 2013/14. This decrease is consistent with the long-term objective for the operating balance.

Expenses

Total Crown expenses are forecast to be 42.4% of GDP in 2013/14.

Core Crown expenses are forecast to be 32.4% of GDP in 2013/14.

This assumes a new operating allowance of $1.1 billion per annum for the 2010 Budget, growing at 2% for Budgets thereafter (GST exclusive).

Expenses

Total Crown expenses are forecast to be 44.5% of GDP in 2013/14.

Core Crown expenses are forecast to be 34% of GDP in 2013/14.

This assumes a new operating allowance of $1.1 billion per annum for the 2010 Budget, growing at 2% for Budgets thereafter (GST exclusive).

Revenues

Total Crown revenues are forecast to be 41.1% of GDP in 2013/14.

Core Crown revenues are forecast to be 30.7% of GDP in 2013/14.

Core Crown tax revenues are forecast to be 27.5% of GDP in 2013/14.

Revenues

Total Crown revenues are forecast to be 42.4% of GDP in 2013/14.

Core Crown revenues are forecast to be 31.4% of GDP in 2013/14.

Core Crown tax revenues are forecast to be 28.5% of GDP in 2013/14.

Net worth Total Crown net worth is forecast to be 34.8% of GDP in 2013/14. Core Crown net worth is forecast to be 10.7% of GDP in 2013/14.	Net worth Total Crown net worth is forecast to be 35.3% of GDP in 2013/14. Core Crown net worth is forecast to be 9.6% of GDP in 2013/14.

Annex 3

Projection Assumptions

The economic and fiscal forecasts, from 2009/10 to 2013/14, are detailed in the 2010 Budget Economic and Fiscal Update.  The projection period begins in 2014/15 and ends in 2023/24. These post-forecast fiscal projections are based on long-run technical and policy assumptions outlined below.  The projection model can be found on the Treasury website at http://www.treasury.govt.nz/government/fiscalstrategy/model.

Table A3.1 — Summary of economic and demographic assumptions*

June year(3)	2010	2011	2012	2013	2014	2015	2016	2017	2018	.....	2024
	Forecasts					Projections
Labour force	0.5	0.2	1.2	1.5	1.6	1.2	1.2	1.1	0.5		0.4
Unemployment rate**	7.0	6.4	5.6	5.1	4.6	4.5	4.5	4.5	4.5		4.5
Employment	-1.7	0.9	2.1	2.0	2.1	1.3	1.2	1.1	0.5		0.4
Labour productivity growth***	3.7	2.2	0.6	0.5	0.9	1.2	1.4	1.5	1.5		1.5
Real GDP	0.9	3.3	3.1	2.9	3.1	2.9	2.9	2.8	2.0		1.9
Consumer price index (CPI) (annual % change)	2.4	5.7	2.3	2.5	2.3	2.1	2.0	2.0	2.0		2.0
Government 5-year bonds (average % rate)	5.1	5.5	5.7	5.8	5.9	6.0	6.0	6.0	6.0		6.0
Nominal average hourly wage	3.8	2.5	3.5	3.7	3.9	3.4	3.4	3.5	3.5		3.5

*	Annual average % change unless otherwise stated
**	Level of unemployment
***	Hours worked measure

Sources:  The Treasury, Statistics New Zealand

Transition of economic variables from the end of forecast

Given the difficulty in projecting cycles and shocks beyond the forecast horizon, the projections use trend or long-run averages for the growth rates or levels of key variables.

In previous forecast rounds the five-year forecast period was generally sufficient for the effects of current cycles and shocks to have worked their way through the economy. By the end of the forecast period key variables such as unemployment, the terms of trade and labour force participation have usually returned to trend growth rates or levels.

In recent forecast rounds key variables have been above or below trend at the end of the forecast period.  For example, in Budget 2008 the terms of trade at the end of the forecast period were judged to be higher than the long-run average.  As a result, the nominal GDP track was adjusted to reflect a reduction in the terms of trade to a long-run average.

In the Budget 2010 forecasts, some of the key economic variables are not predicted to return to their trend levels within the five-year forecast period, because of the persistent effects of the recession.  Five economic variables have been adjusted from their end-of-forecast values. These all contribute to the projection of nominal GDP, which is both a driver of a number of important fiscal variables, such as tax revenue, and the denominator in key fiscal ratios (eg, debt-to-GDP). The variables are:

•             age-and-gender group labour force participation rates

•             labour productivity growth

(3)     Note that the economic forecasts in the Budget Economic and Fiscal Update are based on a March year.

•             CPI inflation

•             unemployment rate, and

•             average hours worked.

For the last four of these variables a long-term average is determined, together with a convergence path.  The long-term averages are based on historical data, making allowance for factors that could alter their future values, such as the Policy Target Agreement with CPI inflation.

For labour force participation rates, the adjustment technique involves using growth rates for participation rates from projections produced by Statistics New Zealand. This is a different method from the one used in previous projections. All five of these variables have returned to their trend rates or levels by 2016/17.

Table A3.2 — Summary of fiscal assumptions

Tax revenue

Linked to growth in nominal GDP. Source deductions (mainly PAYE tax on salary and wages) is grown using employment growth and nominal average hourly wage growth. The latter is multiplied by a fiscal drag elasticity of 1.35. The two other major tax categories, Corporate tax and Other taxes (dominated by GST), are gradually returned, from their end-of-forecast values, to long-term constant ratios to GDP. This transitional adjustment is to ensure that tax revenue projections are based on ratios to GDP that are neither higher nor lower than would be expected when the economy is performing at its potential. Both tax categories change at a rate of 0.2% of GDP per annum, with final ratios-to-GDP of 4.5% for Corporate tax and 13% for Other taxes. The long-term ratios are based on historical data, taking into account tax rate and policy changes that could affect these. Once the long-term ratios are reached the tax types remain at them in later projected years.

New Zealand Superannuation (NZS)

Demographically adjusted and linked to net wage growth, via the “66% wage floor”. The latter refers to the net (after-tax) weekly NZS rate for a couple being constrained to lie between 66% and 72.5% of net average weekly earnings. As tax on average weekly earnings, being a part of overall PAYE, increases owing to fiscal drag, the net average weekly earnings do not grow as quickly as the gross earnings.

Other benefits	Demographically adjusted and linked to inflation.

Health and education	Demographically adjusted.

Other expenditure	Demographically adjusted.

Finance costs	A function of debt levels and interest rates.

Operating allowance

$0.871 billion in 2014/15. This is equivalent to $1.191 billion with a $320 million adjustment, which is the approximate expense that is already included in projected baselines as a result of demographic growth. The $1.191 billion is based on the $1.1 billion new spending allowance set for Budget 2010, with subsequent operating allowances increasing at the rate of inflation over the forecast and projection periods.

There has also been a one-off transfer from the capital allowance to spending of $260 million in 2014/15. For simplicity this is modelled as a one-off addition to the operating allowance in this year.

Capital allowance

$1.390 billion in 2014/15. This is $1.65 billion minus the $0.260 billion transfer to the operating allowance in this year. The capital allowance then drops to $936 million in 2015/16, and increases with the rate of inflation over the rest of the projection period.

Surplus NZDMO financial assets	Nil.

NZS Fund	Contributions to the Fund suspended until 2017/18. Contributions begin again in 2018/19, and are consistent with the New Zealand Superannuation and Retirement Income Act 2001(4).

Emission Trading Scheme (ETS)

The fiscal impact of the ETS depends on several highly uncertain factors, most notably future carbon prices and New Zealand’s emissions targets from future international climate change agreements. The ETS has no impact on debt beyond 2013/14 in fiscal projections as a policy of full recycling of revenue is assumed. Net revenue (the value of credits received after free allocation of credits to participating industries and after meeting future emission liabilities) is assumed to be recycled back to the public through fiscally equivalent, unspecified tax reductions or spending increases.

Future emissions liabilities

The Kyoto liability included in fiscal forecasts reflects the Government’s obligation for Commitment Period 1, which is for the period 2008 to 2012. Projections beyond 2013/14 do not incorporate a quantitative estimate of any net emissions liability that may eventuate from New Zealand’s obligations under future international climate change agreements.

Source:  The Treasury

(4)     The Budget Economic and Fiscal Update and the FSR provide details on contributions over the forecast and projection periods.